Exhibit 99.1

December 4, 2001

HAND-DELIVERED

Portland General Electric Company

121 S.W. Salmon Street

1WTC17

Portland, OR 97204

Attention:                         Douglas R. Nichols, Esq.

                                        Vice President, General Counsel and Secretary

Re: Consolidation with Enron Corp.

Ladies and Gentlemen:

                    We are counsel for Portland General Electric Company, an Oregon corporation ("PGE"). This opinion is being given at the request of PGE.

                    We have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, certificates of public officials and other documents and instruments as we have deemed necessary or appropriate for this opinion. As to the facts upon which this opinion is based, we have relied upon factual information provided to us by PGE and its corporate officers and from such other sources as we have deemed reasonable.

                    We have not made or updated any independent inquiry, search, investigation, legal or factual analysis, or research to (a) verify the accuracy of any matter or opinion which is subject to our "actual knowledge" or words of similar import or (b) determine the facts as to matters about which we have no knowledge. The words "actual knowledge" mean the conscious awareness of facts or other information by Michael M. Morgan, Albert N. Kennedy, and Zachary W.L. Wright.

                    On December 2, 2001, Enron Corp. ("Enron") filed a voluntary petition for reorganization under Chapter 11 of the bankruptcy code in the case captioned In re Enron Corp., United States Bankruptcy Court for the Southern District of New York Chapter 11 Case No. 01-16034-AJG.

                    Whether a federal bankruptcy court should, on a motion by Enron, or a creditor or trustee of Enron, ignore the separate existence of PGE and order the assets and liabilities of PGE to be substantially consolidated with the assets and liabilities of Enron.

FACTUAL ASSUMPTIONS

                    PGE has certified to us, and we have assumed, without independent inquiry, the following facts:

                    PGE is a corporation duly incorporated and validly existing under the laws of the State of Oregon. PGE, in all material respects, observes proper corporate formalities, including conducting business and issuing communications solely in its own name and maintaining separate corporate books and records of account.

                    PGE maintains a separate business from Enron by, inter alia, in all material respects, maintaining books and records separate from Enron; maintaining its bank accounts separate from Enron; not commingling its assets with those of Enron; holding all of its assets in its own name; conducting its own business in its own name; preparing and maintaining separate financial statements; showing its assets and liabilities separate and apart from those of Enron; paying its own liabilities and expenses only out of its own funds; observing all corporate and other organizational formalities; maintaining an arm's length relationship with Enron and entering into transactions with Enron only on a commercially reasonable basis; paying the salaries of its own employees from its own funds; not guaranteeing or becoming obligated for the debts of Enron; not holding out its credit as available to satisfy the obligations of Enron; not acquiring the obligations or securities of Enron; not making loans to Enron; using separate stationery, invoices and checks bearing its own name; not pledging its assets for the benefit of Enron; holding itself out solely as a separate entity; correcting any known misunderstanding regarding its separate identity; not identifying itself as a division of Enron; and maintaining adequate capital in light of its contemplated business operations. PGE, Enron and other affiliates filed consolidated tax returns and utilized tax sharing arrangements that are commonly utilized by affiliated corporations filing consolidated tax returns.

NON-CONSOLIDATION DISCUSSION

                    Substantive consolidation is a judicially created doctrine arising from the general equitable powers granted to the federal bankruptcy courts. Under the doctrine of substantive consolidation, a bankruptcy court may, if appropriate circumstances are determined to exist, consolidate the assets and liabilities of the debtor and an entity affiliated with the debtor by merging their respective assets and liabilities into the debtor's estate and treating the related entities as one consolidated entity for purposes of the bankruptcy proceedings. This power is implemented by the Federal Bankruptcy Code, 11 USC  105(a) which provides, in pertinent part, that: "[T]he court may issue any order, process or judgment that is necessary or appropriate to carry out the provisions of this Title."

                    Decisions regarding substantive consolidation are made on a case-by-case basis and reflect the court's analysis of the particular factual circumstances presented. A court's inquiry requires an examination of the structures of the entities proposed to be consolidated and their relationships with their respective creditors, affiliated entities and third parties. Circumstances in which substantive consolidation has been ordered include cases where it can be shown that (1) one or more entities are merely "alter-egos of one another" or (2) creditors justifiability relied upon the credit or financial condition of separate business entities as if they were one business entity. Where related entities have done an inadequate job of maintaining separate records and observing other formalities of separate existence, courts are more likely to find reasonable the expectations of the creditors of the entity seeking consolidation. Orders or judgments requiring substantive consolidation have also been issued or entered where the inter-relationships of entities are so entangled that the time and expense necessary even to attempt to separate them are so substantial as to threaten the realization of any net assets for creditors.

                    Although the cases demonstrate that no single factor is determinative, recent cases have focused on a test that requires consideration of two factors: (1) whether creditors dealt with the entities as a single economic unit and did not rely on their separate identity in extending credit; or (2) whether the affairs of the debtor and the other entity are so entangled that consolidation will benefit all creditors.

                    In determining whether or not to order substantive consolidation, the courts have considered certain objective factors, including:

                        1. The difficulty of segregating and ascertaining individual assets and liabilities;

                        2. The presence of separate financial statements and of separate, complete and accurate books and records;

                        3. The perception of separate corporate identity by creditors, suppliers and others dealing with the entities;

                        4. The commingling of assets and business functions including the maintenance of separate bank accounts;

                        5. The unity of interests and ownership between the various corporate entities;

                        6. The presence of independent management or directors between the various corporate entities;

                        7. The existence of parent and intercorporate guarantees on loans; and

                        8. The transfer of assets without observance of corporate formalities.

                        Because discussions relating to substantive consolidation are made on a case-by-case basis by a court of equity, there is no certainty as to the factors on which a court will focus in a particular case. However, the reported cases decided to date suggest that the existence of some, or even most, of the factors listed above should not, by themselves, result in the application of the substantive consolidation doctrine. Moreover, even where these factors are present to some extent, recent reported cases suggest that substantive consolidation should be ordered only when the benefits of substantive consolidation outweigh the prejudice to creditors that would result from consolidation. Thus, under this balancing test, the objective factors are just one element in the overall proof of the necessity or desirability of consolidation. The courts uniformly recognize that consolidation should be used sparingly.

                     The burden of demonstrating that the factors favoring substantive consolidation are present is on the party requesting the consolidation. Such party must also show that substantive prejudice results from the maintenance of corporate separateness and that no injustice or frustration of a bankruptcy reorganization would occur as a result of the consolidation. Where a creditor has looked solely to the credit or assets of one entity, recent cases applying this balancing test recognize that such creditor may have valid grounds to oppose consolidation.1

                    In our view, the circumstances justifying substantive consolidation are not present in the relationship between PGE and Enron. The financial and business affairs of PGE are segregated and readily distinguishable from those of Enron. The assets and liabilities of PGE and Enron are separately identifiable and no commingling of assets exists. Creditors did not deal with PGE and Enron as a single economic unit.

                    There is no substantial integration of operations between PGE and Enron. PGE observes all corporate and other statutory formalities in the conduct of it business. Therefore, creditors of Enron should not reasonably rely on the assets of PGE to satisfy obligations of Enron. It would be difficult for any creditor of Enron to persuade a court that substantive consolidation of PGE with Enron is the proper approach because there is no prejudice to creditors associated with the recognition of separate entities.

        1             For discussion of the factors considered by courts in determining whether substantive consolidation is appropriate, see In re Bonham, 229 F3d 750 (9th Cir 2000); In re Auto-Train Corp., Inc., 810 F2d 270 (DC Cir 1987); In re Giller, 962 F2d 796 (8th Cir 1992); In re Augie/Restivo Baking Co., 860 F2d 515 (2d Cir 1988); Eastgroup Properties v. Southern Motel Assoc., Ltd., 935 F2d 245 (11th Cir 1991); FDIC v. Colonial Realty Co., 966 F2d 57 (2d Cir 1992).

                    Based upon all of the foregoing, we are of the opinion that, in a properly presented case, a federal bankruptcy court should not, on a motion of Enron, or of a creditor or trustee of Enron, disregard the separate existence of PGE and order the assets and liabilities of PGE to be substantively consolidated with those of Enron.

                    Our advice on the issue addressed in this letter represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the United States of America. However, there can be no assurance that any particular court, in exercising its discretionary, equitable power, could not reach a conclusion contrary to the opinion expressed herein.

                    This letter represents our opinion as of the date it bears. We do not assume any obligation to provide you with any subsequent opinion or advice by reason of any fact that the Primary Lawyer Group did not have actual knowledge at that time, by reason of any change subsequent to that time in any law covered by any of our opinions, or for any other reason.

                    Our opinion is limited to the matters stated in this letter and no additional opinion is implied or may be inferred beyond the matters expressly stated in this letter. This letter is addressed to you. We understand, however, that you intend to disclose the contents of this letter to certain lenders and rating agencies and to file this letter as an exhibit to a Current Report to the Securities and Exchange Commission on Form 8-K. We consent to such disclosure and filing.

TONKON TORP LLP

Albert N. Kennedy,

for Tonkon Torp LLP

ANK/ldh

097204\00001\428497 V002

PORTLAND GENERAL ELECTRIC COMPANY

CERTIFICATE

To: Tonkon Torp LLP

Re: Opinion Letter/Enron Corp.

Portland General Electric Company, an Oregon corporation (the "Company"), has asked you to deliver your legal opinion with respect to the likelihood of the consolidation of the Company into Enron Corp.'s ("Enron") bankruptcy case.

To induce you to render those opinions, I, Douglas R. Nichols, Vice President and General Counsel of the Company, certify to you that the following are true and correct:

The Company and each of its subsidiaries is duly incorporated and validly existing as a corporation under the laws of the State of Oregon.

The Company and each of its subsidiaries has all requisite authority to conduct its business in each jurisdiction in which it conducts business.

PGE, in all material respects, observes proper corporate formalities, including conducting business and issuing written communications solely in its own name and maintaining separate corporate books and records of account.

PGE maintains a separate business from Enron by, inter alia, in all material respects, maintaining books and records separate from Enron; maintaining its bank accounts separate from Enron; not commingling its assets with those of Enron; holding all of its assets in its own name; conducting its own business in its own name; preparing and maintaining separate financial statements; showing its assets and liabilities separate and apart from those of Enron; paying its own liabilities and expenses only out of its own funds; observing all corporate and other organizational formalities; maintaining an arm's length relationship with Enron and entering into transactions with Enron only on a commercially reasonable basis; paying the salaries of its own employees from its own funds; not guaranteeing or becoming obligated for the debts of Enron; not holding out its credit as available to satisfy the obligations of Enron; not acquiring the obligations or securities of Enron; not making loans to Enron or buying or holding evidence of indebtedness issued by Enron; using separate stationery, invoices and checks bearing its own name; not pledging its assets for the benefit of Enron; holding itself out solely as a separate entity; correcting any known misunderstanding regarding its separate identity; not identifying itself as a division of Enron; and maintaining adequate capital in light of its contemplated business operations. PGE, Enron and other affiliates filed consolidated tax returns and utilized tax sharing arrangements that are commonly utilized by affiliated corporations filing consolidated tax returns.

DOUGLAS R. NICHOLS, Vice President and General Counsel of Portland General Electric Company